UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2026

Corebridge Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41504	95-4715639
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2919 Allen Parkway, Woodson Tower,
Houston,Texas	77019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 1-877-375-2422

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CRBG	New York Stock Exchange
6.375% Junior Subordinated Notes	CRBD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on March 26, 2026, Corebridge Financial, Inc., a Delaware corporation (“Corebridge”), entered into an Agreement and Plan of Merger, by and among Corebridge, Equitable Holdings, Inc., a Delaware corporation (“Equitable Holdings”), Mountain Holding, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Corebridge (“HoldCo”), Palisade Holding, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of HoldCo, and Marcy Holding, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of HoldCo, pursuant to which Corebridge and Equitable Holdings have agreed to effect an all-stock merger transaction to combine their respective businesses.

On May 12, 2026, Corebridge and Equitable Holdings issued a joint press release announcing the proposed leadership team of HoldCo at closing of the proposed merger transaction. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release, dated May 12, 2026, jointly issued by Corebridge Financial, Inc. and Equitable Holdings, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corebridge Financial, Inc.

Date:	May 12, 2026	By:	/s/Jeannette N. Pina
			Name:	Jeannette N. Pina
			Title:	Deputy General Counsel and Corporate Secretary

Exhibit 99.1

Corebridge Financial and Equitable Holdings Announce Leadership Team for Combined Company
Appointments to take effect upon completion of previously announced merger

Houston, TX, and New York, NY, May 12, 2026 – Corebridge Financial (NYSE: CRBG) (“Corebridge”) and Equitable Holdings, Inc. (NYSE: EQH) (“Equitable Holdings”) today announced the leadership team for the future combined company, effective upon completion of the previously announced merger.

“Together, the complementary offerings and capabilities of Corebridge and Equitable will enhance customer outcomes and drive long-term shareholder value. This will require a leadership team that is uniquely positioned to deliver on behalf of our stakeholders and lead the new company forward,” said Marc Costantini, President and Chief Executive Officer of Corebridge, who will serve as Chief Executive Officer of the combined company. “The exceptional talent and leadership we intend to bring together will enable us to move with speed, clarity and confidence once the transaction is complete.”

“When two organizations come together, our focus must go beyond combining capabilities to include the culture that will give those capabilities meaning and purpose,” said Mark Pearson, President and Chief Executive Officer of Equitable Holdings, who will serve as Executive Chair of the combined company. “Our leadership team understands this responsibility and is committed to creating a new culture that draws on the strengths of both organizations and keeps clients at the heart of every decision.”

Today, the company announced the following leaders will report to Chief Executive Officer Marc Costantini upon close:

•
As previously announced, Robin M. Raju will serve as Chief Financial Officer of the combined company, with responsibility for financial reporting, asset-liability management, strategic financial planning, M&A and investor relations, in addition to key capital management initiatives that drive growth and shareholder value. He will also oversee investment management for the combined company’s separate account funds. Mr. Raju is currently Chief Financial Officer for Equitable Holdings and has been with the company for more than two decades.

•
Jeffrey J. Hurd will serve as Chief Operating Officer and Chief Human Resources Officer, overseeing client and advisor support and service operations, human resources, marketing, communications and corporate services for the combined company. He will also lead the joint Integration Office, ensuring a structured and consistent approach for integrating the two organizations post-close. Mr. Hurd currently serves as Chief Operating Officer for Equitable Holdings, a role he has held for nearly a decade, following a 20-year career with AIG.

•
Polly Klane will serve as General Counsel and Chief Legal Officer, overseeing all legal, compliance, board governance, regulatory and governmental affairs for the combined company. Ms. Klane is currently General Counsel and Chief Legal Officer for Corebridge and previously served as General Counsel and Chief Legal Officer for Citizens Financial Group.

•
Seth Bernstein will continue to serve as Chief Executive Officer of AllianceBernstein, the combined company’s global asset management business serving institutional, high-net-worth and retail investors. Onur Erzan, who was recently appointed President of AllianceBernstein and leads the firm’s Private Wealth Management, Global Asset Management Distribution and Global Private Alternatives businesses, will also join the combined company’s leadership team.

•
John Byrne will lead Individual Distribution, overseeing the combined company’s wholesale distribution network for its annuity and life insurance products. This will include more than 900 relationships with banks, broker-dealers and independent marketing organizations. Mr. Byrne is currently President of Financial Distributors for Corebridge and has been with the company for more than two decades.

•
David Karr will lead the combined company’s Wealth Management business, which will include Equitable Advisors and Corebridge financial professionals. Mr. Karr has been with the company for three decades and currently serves as Chair of Equitable Advisors, overseeing the growth strategy for Equitable Holdings’ fastest-growing business.

•
Lisa Longino will serve as Chief Investment Officer, responsible for leading the investment strategy for the combined company’s c.$366 billion General Account. Ms. Longino currently serves as Chief Investment Officer for Corebridge, a role she has held since 2023. Prior to this, she was Head of Global Investment Strategy for Prudential Financial, after spending two decades at MetLife.

•
Jonathan Novak will lead Institutional Markets for the combined company, which will serve public and corporate pension plans, endowments and foundations, insurers and other large financial institutions. Mr. Novak currently leads Institutional Markets, enterprise in-force management and reinsurance for Corebridge. He has been with the company for nearly 15 years.

•
Bryan Pinsky will lead the Individual Retirement and Life Insurance businesses, which will include the combined company’s leading annuity and life insurance portfolios. Mr. Pinsky currently serves as Corebridge’s President of Individual Retirement and Life Insurance. He has been with the company for more than a decade, previously serving as President of Individual Retirement.

•
Steve Scanlon will lead Group Retirement, overseeing the combined company’s workplace retirement offerings, which will include leading positions in the 403(b) and 457 markets, and its Employee Benefits business. Mr. Scanlon currently leads Equitable’s Individual Retirement business, previously led its Group Retirement business and has been with the company for more than 15 years, including a decade at AllianceBernstein.

•
David Ditillo will serve as Chief Information Technology Officer, leading the combined company’s aspiration to enhance the customer experience through technology and digital solutions. Mr. Ditillo currently serves as Chief Information Officer for Corebridge, a role he has held since 2020, and also oversees resiliency and physical security for the company. Prior to this, he spent two decades at MetLife.

•
Julia Zhang will serve as Chief Risk Officer, responsible for the combined company’s Enterprise Risk Management function to protect the new company’s balance sheet, while supporting growth. She will also have administrative oversight of the Audit function. Ms. Zhang is currently Chief Risk Officer for Equitable Holdings and has been with the company for nearly two decades, previously serving as Head of Treasury and Derivatives.

On March 26, 2026, Corebridge Financial and Equitable Holdings announced the intention to combine in an all-stock merger to create a leading retirement, life, wealth and asset management company with more than 12 million customers and $1.5 trillion in assets under management and administration. The transaction is expected to close by year-end 2026, subject to shareholder and regulatory approvals and the satisfaction of other customary closing conditions.

About Corebridge Financial

Corebridge Financial, Inc. (NYSE: CRBG) makes it possible for more people to take action in their financial lives. With more than $380 billion in assets under management and administration as of March 31, 2026, Corebridge Financial is one of the largest providers of retirement solutions and insurance products in the United States. We proudly partner with financial professionals and institutions to help individuals plan, save for and achieve secure financial futures. For more information, visit corebridgefinancial.com and follow us on LinkedIn, YouTube and Instagram. These references with additional information about Corebridge have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

About Equitable Holdings

Equitable Holdings, Inc. (NYSE: EQH) is a leading financial services holding company comprised of complementary and well-established businesses, Equitable, AllianceBernstein and Equitable Advisors. Equitable Holdings has $1.1 trillion in assets under management and administration (as of 3/31/2026) and more than 5 million client relationships globally. Founded in 1859, Equitable provides retirement and protection strategies to individuals, families and small businesses. AllianceBernstein is a global investment management firm that offers diversified investment services to institutional investors, individuals and private wealth clients. Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN) has approximately 4,600 duly registered and licensed financial professionals that provide financial planning, wealth management, retirement planning, protection and risk management services to clients across the country.

Corebridge
Media:
Paul Miles
media.contact@corebridgefinancial.com

Investor Relations:
Işıl Müderrisoğlu
investorrelations@corebridgefinancial.com

Equitable
Media:
Sydney Gever
mediarelations@equitable.com

Investor Relations:
Erik Bass
IR@equitable.com

Cautionary Statement Regarding Forward-Looking Information

This press release includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the potential repurchases of shares of common stock, the expected timing and completion of the proposed transaction between Corebridge Financial, Inc. (“Corebridge”) and Equitable Holdings, Inc. (“Equitable Holdings”) (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Corebridge, Equitable Holdings or their new parent company after completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to repurchase shares (if Corebridge and / or Equitable Holdings decide to do so) within the expected timing or at all; the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cashflow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Corebridge or Equitable Holdings’ stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Corebridge, Equitable Holdings, their new parent company or their respective directors; restrictions on the conduct of Corebridge and Equitable Holdings’ respective businesses prior to the closing of the Proposed Transaction and on each of their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Corebridge or Equitable Holdings’ Insurer Financial Strength ratings or credit ratings or of the new parent company of Corebridge and Equitable Holdings following completion of the Proposed Transaction; other factors that may affect future results of Corebridge and Equitable Holdings; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 and other documents filed or furnished by Corebridge and Equitable Holdings from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Corebridge nor Equitable Holdings presently know or that Corebridge and Equitable Holdings currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Corebridge and Equitable Holdings’ expectations, plans or forecasts of future events and views as of the date of this press release. Corebridge and Equitable Holdings anticipate that subsequent events and developments will cause Corebridge and Equitable Holdings’ assessments to change. While Corebridge and Equitable Holdings may elect to update these forward-looking statements at some point in the future, Corebridge and Equitable Holdings specifically disclaim any obligation to do so, unless required by applicable law. Neither Corebridge nor Equitable Holdings gives any assurance that Corebridge, Equitable Holdings or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This press release relates to the Proposed Transaction, which is the subject of a Registration Statement on Form S-4 filed by the new parent company with the SEC. The Registration Statement includes a joint proxy statement of Corebridge and Equitable Holdings that also constitutes a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Corebridge and Equitable Holdings. This press release is not a substitute for the Registration Statement that the new parent company has filed with the SEC or any other documents that may be sent to Corebridge’s stockholders or Equitable Holdings’ stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS , AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING COREBRIDGE, EQUITABLE HOLDINGS, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Corebridge or Equitable Holdings through the website maintained by the SEC at http://www.sec.gov, or from Corebridge at its website, https://www.corebridgefinancial.com, or from Equitable Holdings at its website, https://equitableholdings.com (information included on or accessible through either of Corebridge or Equitable Holdings’ website is not incorporated by reference into this press release).

Participants in the Solicitation

Corebridge and Equitable Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Corebridge’s stockholders or Equitable Holdings’ stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.” To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Equitable Holdings, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable Holdings’ definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Transactions.” To the extent holdings of Equitable Holdings’ common stock by the directors and executive officers of Equitable Holdings have changed or do change from the amounts of Equitable Holdings’ common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Corebridge or Equitable Holdings’ stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Corebridge or Equitable Holdings will also be available free of charge from Corebridge or Equitable Holdings using the contact information above.